Razor Resources Inc.
	       12340 Seal Beach Blvd. Ste B-190
                    Seal Beach CA, 90740
                       T: 949-419-6588
                       F: 949-272-0088

March 8, 2011


United States
Securities and Exchange Commission
Washington, D.C. 20549
Attn : Ethan Horowitz
Attorney-Advisor


Re: Razor Resources Inc.
Form 10-K for Fiscal Year Ended April 30, 2010
FIled August 13, 2010
Form 10-Q/A for Fiscal Quarter Ended October 31, 2010
Filed February 11, 2011
File No. 0-51973

Dear Mr. Horowitz,

	We received your comment letter dated March 4, 2011, however, we will need an additional 10 business in order to ensure full and accurate amendments.

Sincerely,

-S-

Sam Nastat
President, Secretary, Treasurer and Director
(Principal Executive Officer, Principal Financial
Officer and Principal Accounting Officer)